UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Waters Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-14010	13-3668640
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

34 Maple Street, Milford, Massachusetts		01757
(Address of principal executive offices)		(Zip Code)

Keeley A. Aleman	508-478-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

This filing is being made by Waters Corporation (“Waters”, the “Company”, “we”, “us”, or “our”) for the calendar year January 1 to December 31, 2020 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”) and Form SD (collectively, the “Conflict Minerals Rule”). Consistent with the Conflict Minerals Rule, as used herein, “Conflict Minerals” or “3TG” are tin (cassiterite), tungsten (wolframite), tantalum (columbite-tantalite or coltan) and gold. In accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017, we have not included a Conflict Minerals Report exhibit as part of this filing.

Company Overview

Waters is a specialty measurement company that operates with a fundamental underlying purpose to advance the science that enables our customers to enhance human health and well-being. The Company has pioneered analytical workflow solutions involving liquid chromatography, mass spectrometry, and thermal analysis innovations serving the life, materials, and food sciences. The Company primarily designs, manufactures, sells and services high performance liquid chromatography (“HPLC”), ultraperformance liquid chromatography (“UPLCTM” and together with HPLC, referred to as “LC”) and mass spectrometry (“MS”) technology systems and support products, including chromatography columns, other consumable products and comprehensive post-warranty service plans. These systems are complementary products that are frequently employed together (“LC-MS”) and sold as integrated instrument systems using common software platforms. LC is a standard technique and is utilized in a broad range of industries to detect, identify, monitor and measure the chemical, physical and biological composition of materials, and to purify a full range of compounds. MS technology, principally in conjunction with chromatography, is employed in drug discovery and development, including clinical trial testing, the analysis of proteins in disease processes (known as “proteomics”), nutritional safety analysis and environmental testing. LC-MS instruments combine a liquid phase sample introduction and separation system with mass spectrometric compound identification and quantification. In addition, the Company designs, manufactures, sells and services thermal analysis, rheometry and calorimetry instruments through its TATM product line. These instruments are used in predicting the suitability and stability of fine chemicals, pharmaceuticals, water, polymers, metals and viscous liquids for various industrial, consumer goods and healthcare products, as well as for life science research. The Company is also a developer and supplier of advanced software-based products that interface with the Company’s instruments, as well as other manufacturers’ instruments.

Product Scoping; Reasonable Country of Origin Inquiry (“RCOI”)

The Company determined that 3TG are used in certain components contained in the Company’s instrument systems, which are products that the Company manufactures. These 3TG are necessary to the functionality or production of the Company’s instrument systems.

As required by the Conflict Minerals Rule, the Company conducted a RCOI to determine whether any of the 3TG in the Company’s products originate in the Democratic Republic of the Congo (the “DRC”) or its adjoining countries or are from recycled or scrap sources. The Company’s due diligence program is based upon industry guidance provided by the Organization for Economic Co-operation and Development, including the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”).

As part of our RCOI, we asked 4,584 potentially in-scope suppliers to complete the Conflict Minerals Reporting Template (“CMRT”), developed by the Responsible Minerals Initiative (the “RMI”). The CMRT includes questions about suppliers’ uses and sourcing of 3TG, as well as questions about their own due diligence measures. All potentially in-scope suppliers received a letter from the Company’s Senior Vice President of Global Operations, requesting their compliance with the annual RCOI process.

Due Diligence Program

The Company has designed its due diligence program to ensure ongoing compliance with the Conflict Minerals Rule. As recommended by the OECD Guidance, the Company published a Conflict Minerals Statement, which is made available to employees, suppliers and the public on our website at https://ir.waters.com/governance/governance-documents . Among other things, the Company’s due diligence program includes the review of its worldwide supply chain for materials that contain 3TG and the evaluation of the risk that these materials are from sources that directly or indirectly finance or benefit armed groups in the DRC or an adjoining country.

The Company’s program has several elements including, but not limited to, the following:

•

Establishing a cross-functional team with representation from Product Stewardship, Trade Compliance, Procurement, Sustainability, Legal, Finance, and Investor Relations to monitor supply chain due diligence and reporting. Waters has permanent staff dedicated to the management of this program.

•

Having a Supplier Environmental and Social Responsibility (ESR) Code of Conduct. Pursuant to the ESR Code of Conduct, the Company expects its suppliers to exercise due diligence on their own supply chains and to make their due diligence findings available to the Company. The ESR Code of Conduct indicates that the Company reserves the right to take remedial action up to and including termination in the event of supplier non-compliance.

•	Including language in the Company’s purchase order terms and conditions related to Conflict Minerals reporting and compliance.

•	Holding periodic in-person training with certain critical suppliers about our Conflict Minerals compliance program, our reporting obligations, and the importance of supplier participation.

•	Engaging with a third-party vendor to administer the supplier survey, to tabulate survey results, and to help measure year-over-year performance.

•	Utilizing our Conflict_Minerals@waters.com email as a mechanism for our suppliers and other third parties to report compliance questions or issues to the Company.

•	Notifying the Company’s Procurement organization about suppliers who do not respond to the RCOI.

•	In certain circumstances where a supplier acknowledges the use of smelters not certified by the RMI, removing the supplier from the Company’s approved vendor list.

Findings and Results

For calendar year 2020, the number of our total in-scope suppliers increased from 3,045 to 4,584, as a result of the addition of a significant number of new suppliers, which includes additional OEM component vendors as well as vendors used by smaller sites of our TA operating segment, greater outreach to distributors, and the inclusion of a larger number of parts and products for which data had not previously been collected. The expansion of our methodology is intended to provide greater visibility into all of our products and their components, including those we consider to be at lower risk of containing 3TG. The Company received responses from 68% of the 4,584 potentially in-scope suppliers contacted. The response rate of the total number of responding suppliers who provided a CMRT more than doubled year-over-year. Our overall response rate decreased year-over-year due to a lower response rate from new suppliers. However, we believe the response rate among these suppliers will increase over time as they become accustomed to our RCOI process and we implement additional outreach to them.

•

Some suppliers indicated that the products, components and materials they sold the Company contained no 3TG, or that they only source 3TG from smelters and refiners that conformed with the RMI’s Responsible Minerals Assurance Process assessment.

•

Some suppliers indicated that they could not determine which smelters or refiners produced the 3TG used in the products, components and materials sold to the Company or could not determine the county of origin of the 3TG used in their products.

•	No suppliers informed the Company, in response to the Company’s RCOI survey, that they obtained 3TG from mines controlled by armed groups in the DRC or an adjoining country.

As a result of the information the Company received from its suppliers for calendar year 2020, the Company was not able to determine with certainty the country of origin of the 3TG in our products. However, the Company does not have reason to believe that any 3TG used in its products originated from mines controlled by an armed group in the DRC or an adjoining country.

Future Due Diligence Considerations

The Company is committed to continuing to evolve our RCOI and due diligence program. The Company intends to work to improve survey response rates from its suppliers over time. The Company also intends to continue to update our RCOI and due diligence program processes and procedures as appropriate.

The Company’s Form SD is publicly available on our website at https://ir.waters.com/financials/sec-filings.

Section 2 Exhibits

Item 2.01 Exhibits

Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Waters Corporation
(Registrant)

/s/ Keeley A. Aleman		May 26, 2021
By	Keeley A. Aleman
Senior Vice President, General Counsel and Secretary